

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402









March 23, 2005

Kelly B. Rose
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/23/2005

Re: ConocoPhillips
Incoming letter dated March 15, 2005

Dear Ms. Rose:

This is in response to your letter dated March 15, 2005 concerning the shareholder proposal submitted to ConocoPhillips by Antonio L. Quintas. We also have received a letter from the proponent dated March 18, 2005. On February 24, 2005, we issued our response expressing our informal view that ConocoPhillips could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Martin P. Dunn
Deputy Director

cc: Antonio L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

# BAKER BOTTS L.L.P.



ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522

AUSTIN
BAKU
DALLAS
**HOUSTON**
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

March 15, 2005

001349.0165

Kelly B. Rose
713.229.1796
FAX 713.229.7996
kelly.rose@bakerbotts.com

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: REQUEST FOR RECONSIDERATION - Shareholder Proposal of Mr. Antonio L. Quintas – Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), we respectfully request that the staff of the Division of Corporation Finance (the "Division") reconsider its response to the Company's request to exclude from its proxy statement and form of proxy for the 2005 Annual Meeting of Stockholders (the "Proxy Materials") a shareholder proposal (the "Proposal") submitted to the Company by Mr. Antonio L. Quintas (the "Proponent").

On December 31, 2004, we submitted on behalf of the Company a letter to the Division requesting that the staff of the Division (the "Staff") advise the Company that it would not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company were to exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f), Rule 14a-8(i)(3) or Rule 14a-8(i)(10) and Rule 14a-8(i)(8) under the Securities Exchange Act of 1934, as amended (the "Act"). By letter dated January 10, 2005, we withdrew Rule 14a-8(b) and Rule 14a-8(f) as a basis for exclusion of the Proposal. On February 24, 2005, the Staff notified the Company that it was unable to concur in the Company's views with respect to the exclusion of the Proposal in reliance on Rule 14a-8(i)(3), Rule 14a-8(i)(8) or Rule 14a-8(i)(10).

On March 7, 2005, the Company received additional correspondence from the Proponent indicating that he would not object to the omission of the Proposal from the Proxy Materials provided that the Company issue 3,237 shares of the Company's stock to the Proponent to represent "full compensation for the liability incurred by P.P.Co. with A. L. Quintas (ref. letter of Dec. 29, 1998 to Mr. L. D. Horner, Chairman Audit Committee), and for which ConocoPhillips responds: a) amount equivalent to 30 months of salary ($166,529.0) since P.P.Co. failed for 33 months, in breach of what had agreed to in writing, to arrange for the packing and shipping of Quintas' personal belongings and household goods from Houston to

Portugal; b) $304.25 in unpaid medical related expenses; c) $1318 pertaining to a sofa shipping damage; d) $2118.0 in travel expenses to have said goods and belongings shipped."

The Proponent's March 7 letter makes clear that the Proposal is not a legitimate shareholder proposal, but instead relates to the redress of a personal claim or grievance against the Company. We have enclosed a copy of the Proponent's March 7 letter, as well as all other correspondence between the Company and the Proponent relating to the Proposal and Proponent's past proposals. For the Staff's convenience, we have also enclosed a copy of each of the no-action letters referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

On behalf of the Company, we hereby respectfully request your advice that the Division will not recommend any enforcement action to Commission if, in reliance on Rule 14a-8(i)(4), the Company excludes the Proposal from the Proxy Materials.

**Description of the Proposal**

The Proposal requests that "as the terms in office of elected Directors expire, potential candidates of the highest personal and petroleum qualifications, integrity and values shall de [sic] selected and recommended for election, in order to bring the number of members of the Board of Directors of ConocoPhillips with experience in the oil and gas industry close to or with parity with Board members with other professional skills."

**Basis for Exclusion - Rule 14a-8(i)(4) - Personal grievance; special interest**

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8-(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission noted that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns. (Securities Exchange Act Release No. 3419135, October 14, 1982). The predecessor Rule 14a-8(c)(4) was designed to prevent shareholders from abusing the shareowner process to achieve personal ends not necessarily in the common interest of other shareholders. (Securities Exchange Act Release No. 34-20091, August 21, 1983).

This is Mr. Quintas' seventh proposal over the last ten years. The Staff has previously concluded that Mr. Quintas' proposals for the 1996, 1998, 1999, 2000 and 2001 proxy materials of Phillips Petroleum Company ("Phillips"), the Company's predecessor, could be omitted because they related to the "redress of a personal grievance against the Company or any other person, or . . . (was) designed to result in a benefit to (the Proponent), or to further a personal interest which is not shared by other shareholders at large." While the subject of the Proponent's proposals may change to suit current shareholder concerns, his intent has remained the same - to further his personal grievance against the Company. This Proposal is simply a way to draw the Company back into conversations with the Proponent to settle his personal grievance against the Company.

The Proponent was an employee of a subsidiary of Phillips from February 1, 1981 until December 15, 1989, and of Phillips from December 14, 1989 until his discharge for cause on October 29, 1990. Following his discharge more than fourteen years ago, the Proponent has conducted an extensive, ongoing correspondence campaign directed toward numerous executives and the board of directors of Phillips. The Company negotiated with the Proponent in good faith in the past and has afforded him every avenue of appeal including consideration of his grievances by members of the Company's most senior management and Phillips' Audit Committee. The Phillips Audit Committee reviewed the Proponent's' claim (but did not meet with him) at its meeting on July 9, 1995, and concluded the Proponent had been dealt with fairly in accordance with Phillips policy and related procedures. However, the Proponent continued his correspondence campaign with the Phillips Audit Committee. In a letter dated November 8, 1999, which was directed to the attention of the Chairman of the Phillips Audit Committee, the Proponent reiterated that he sought "the settlement of accounts" with respect to his termination of employment from Phillips. He further indicated that "I await your approval to be received by the Audit Committee" and claimed that "(t)his is the twentieth appeal."

For Phillips' 1996 Annual Meeting, the Proponent sought, by undated letter received by Phillips on November 28, 1995, to include a shareholder proposal on code of ethics and equal opportunity (the "1996 proposal"). Phillips requested by letter dated January 9, 1996 that the Commission concur that the 1996 proposal could be omitted from Phillips' 1996 proxy materials. The Staff by letter dated February 22, 1996 agreed with Phillips' position that the 1996 proposal could be excluded from Phillips' 1996 proxy materials pursuant to Rule 14a-8(c)(4) as it appears "to relate to the redress of personal claim or grievance or are designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)." The Proponent then requested that the Chief Counsel of the Commission reconsider the Staff's response, to which Vincent W. Mathis, Special Counsel of the Commission, responded on March 19, 1996, that "we could find no basis to reconsider our position."

For Phillips' 1998 Annual Meeting, the Proponent sought, by letter dated November 14, 1997, which Phillips received on December 1, 1997, to include a shareholder proposal on diversity (the "1998 proposal"). Phillips requested by letter dated January 8, 1998 that the Commission concur that the 1998 proposal could be omitted from Phillips' 1998 proxy materials. The Staff's response on March 3, 1998 agreed with Phillips' position that the 1998 proposal could be excluded from Phillips' 1998 proxy materials pursuant to Rule 14a-8(c)(4) as "there appears to be some basis for your view that the proposal may be excluded from the Company's proxy material pursuant to Rule 14a-8(c)(4) because it appears to relate to the redress of personal claim or grievance or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)."

For Phillips's 1999 Annual Meeting, the Proponent sought, by letter dated and received by fax on November 27, 1998, to include a shareholder proposal on stockholder approval of large corporate transactions (the "1999 proposal"). Phillips requested by letter dated January 7, 1999 that the Commission concur that the 1999 proposal could be omitted from Phillips' 1999 proxy materials. The Staff's response on March 4, 1999 agreed with Phillips' position that the 1999 proposal could be excluded from Phillips' 1999 proxy materials pursuant to Rule 14a-8(c)(4) as "there appears to be some basis for your view that the proposal may be excluded from the Company's proxy material pursuant to rule 14a-8(c)(4) because it appears to relate to the redress of personal claim or grievance or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)."

For Phillips' 2000 Annual Meeting, the Proponent sought, by letter dated and received by fax on November 29, 1999, to include a shareholder proposal on executive compensation (the "2000 proposal"). Phillips requested by letter dated January 7, 2000 that the Commission concur that the 2000 proposal could be omitted from Phillips' 2000 proxy materials. The Staff's response on March 8, 2000 agreed with Phillips' position that the 2000 proposal could be excluded from Phillips' 2000 proxy materials pursuant to Rule 14a-8(i)(4) as "there appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance (emphasis added)."

For Phillips' 2001 Annual Meeting, the Proponent sought, by letter dated November 22, 2000, which Phillips received on November 27, 2000, to include another shareholder proposal relating to executive compensation (the "2001 proposal"). Phillips requested by letter dated January 11, 2001 that the Commission concur that the 2001 proposal could be omitted from Phillips' 2001 proxy materials. The Staff's response on March 12, 2001 agreed with Phillips' position that the 2001 proposal could be excluded from Phillips' 2001 proxy materials pursuant to Rule 14a-8(i)(4) as "there appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance (emphasis added)."

For Phillips' 2002 Annual Meeting, the Proponent sought, by letter dated November 13, 2001, which Phillips received on November 27, 2001, to include yet another shareholder proposal relating to executive compensation (the "2002 proposal"). Phillips requested by letter dated January 9, 2002 that the Commission concur that the 2002 proposal could be omitted from Phillips' 2002 proxy materials. However, in 2002, the Staff did not concur with Phillips' position that the 2002 proposal could be excluded from Phillips' 2002 proxy materials pursuant to Rule 14a-8(i)(4). Although the Staff's reasons for its decisions regarding the 2002 proposal were not articulated, it is possible that the decision in 2002 differed from the six prior decisions because in 2002 the Proponent did not refer to his personal dispute with Phillips in any correspondence related to the 2002 proposal. In each of the prior six cases, the Proponent, either in his initial letters relating to the proposals or in related correspondence, clearly linked his proposals to his ongoing dispute with Phillips.

In this case, the Proponent's initial correspondence relating to the Proposal made no reference to his dispute with the Company or Phillips. Thus, the Company did not assert Rule 14a-8(i)(4) as a basis for excluding the Proposal from the Proxy Materials. However, the Proponent's March 7 letter to the Company makes it crystal clear that the Proponent is abusing the shareholder proposal process as a means to blackmail the Company into acceding to his demands relating to his personal grievance against the Company.

As was asserted in Phillips' letters to the Commission with respect to the 1996, 1998, 1999, 2000, 2001 and 2002 proposals, we continue to believe that the Proponent has chosen the Company's Annual Meetings as his forum for redressing his personal grievance with the Company and its predecessor. His established pattern of submitting shareholder proposals is part of an overall scheme to have his grievance against the Company redressed. While the Proponent has tried to clothe his individual proposals in the guise of a "hot shareholder topic" as evidenced by the 1996 proposal (code of ethics/equal opportunity), the 1998 proposal (diversity), the 1999 proposal (stockholder approval of large corporate transactions), the 2000, 2001 and 2002 proposals (executive compensation) and the Proposal (board composition), the Staff has taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be relate to a matter of general interest (emphasis added)." See *Exxon Mobil Corporation* (March 5, 2001), *US West, Inc.* (February 22, 1999); *Station Casinos, Inc.* (October 15, 1997); *International Business Machines Corp.* (January 31, 1995); *Baroid Corp.* (February 8, 1993); *Westinghouse Electric Corp.* (December 6, 1985). Accordingly, although the current Proposal relates to board composition, it requires no different analysis or treatment than the Proponent's 1996, 1998, 1999, 2000 or 2001 proposals, which were properly excluded by the Staff.

Conclusion

For the foregoing reasons, the Company respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if, in reliance on Rule 14a-8(i)(4), the Company excludes the Proposal from the Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2005 Annual Meeting with the Commission on or about Friday, March 25, 2005.

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call me at (713) 229-1796.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Sincerely,



Kelly B. Rose

cc: Mr. Antonio L. Quintas (by FedEx)

Elizabeth A. Cook
ConocoPhillips

Antonio L. Quintas
. Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

351 261 815 863

March 7, 2005

Mr. J. J. Mulva
President and C.E.O.
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

Re: Shareholder Proposal of A. L. Quintas to the 2005 Annual Meeting

Dear Mr. Mulva:

Regarding the Securities and Exchange Commission denial of ConocoPhillips request (S.E.C. letter of Feb. 24, 2005) and the unanimous decision of the Board to recommend a vote against the proposal (Ms. E. A. Cook's letter of Feb. 16, 2005), I would not object to the omission of the proposal in reference from the Company's 2005 proxy materials, providing that:

1) The Corporate Governance Guidelines on Director Qualifications were, in due course, revised not only to underline financial literacy, but the areas highlighted by the Board in the statement of opposition: "...account and finance, management, domestic and international markets, leadership, and oil and gas related industries...".

2) 3237 shares of ConocoPhillips were credited with Mellon Investor Services, account key: Quintas-A-L, investor ID 1250999909549.

The shares (3237 X $52.6) represent full compensation for the liability incurred by P.P.Co. with A. L. Quintas ( ref. letter of Dec. 29, 1998 to Mr. L. D. Horner, Chairman Audit Committee), and for which ConocoPhillips responds: a) amount equivalent to 30 months of salary ( $166,529.0) since P.P.Co. failed for 33 months, in breach of what had agreed to in writing, to arrange for the packing and shipping of Quintas' personal belongings and household goods from Houston to Portugal; b) $304.25 in unpaid medical related expenses; c) $1318 pertaining to a sofa shipping damage; d) $2118.0 in travel expenses to have said goods and belongings shipped.

I hope the above meets with your approval, and look forward to receiving a positive reply, as well as, the 2005 proxy documents expurgated of the proposal and opposing statement!

Very truly yours,



A. L. Quintas

c.c.: Mrs. E. L. Lambeth & Mrs. E. A. Cook

Antonio L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

March 18, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: Request of BakerBotts L.L.P. of March 15, 2005 on Behalf of ConocoPhillips - Proposal of A. L. Quintas

Ladies and Gentlemen:

Pursuant to Rule 14a-8(k), I have received by FedEx the above subject on March 17, 2005. By express mail, I am forwarding to the Staff, today, my reponse under Rule 14a-8(k).

Please find attached an advanced copy of the response, with attachments.

Very truly yours,



A. L. Quintas

Antonio L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

351 261 815 863

March 18, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Reconsideration of BakerBotts L.L.P. of March 15, 2005 on Behalf of ConocoPhillips - Proposal of A. L. Quintas

Ladies and Gentlemen:

I respectfully submit for your consideration the following:

1- Following the Commission decision of February 24, 2005, under the title of request for reconsideration, BakerBotts is effectively, submitting a new request calling for the exclusion of the proposal, this time, under the provision of Rule 14a-8(i)(4) - Personal grievance; special interest.

2- BakerBotts contends that the letter of March 7, 2005 of the Proponent to ConocoPhillips makes clear that the proposal is: a) "... not a legitimate shareholder proposal..." (page 2, § 2); b) "... to further ... personal grievance against the Company." (page 3, § 1); c) "... simply a way to draw the Company back into conversations with the Proponent..." (page 3, § 1); d) "... a process ... to black mail the Company... " (page 5, § 1).
Apart from the blackmail allegation, BakerBotts espouses word by word the argumentation brought before the Staff, by Phillips Petroleum Co. (" Phillips"), one of the two Companies' predecessors of ConocoPhillips, in opposing the proposal submitted and voted at Phillips' 2002 Annual Meeting. In 2002, the Staff did not concur with Phillips' reasons.
In both companies, Phillips and ConocoPhillips, Mr. J. J. Mulva was and is the Chief Executive Officer. Phillips in 2002 statement of opposition attacked primarily the person and credibility of the Proponent ( attachment one). Unable to attend or arrange a representative to be present at the meeting, the Proponent asked Mr. Mulva to read before Phillips' 2002 annual meeting a brief statement in defense of his person. Mr. Mulva " kept the statement in his pocket" and did not do what was asked to ( see attachment two).

3- As the records of the Commission show, both Phillips and the Proponent, alleged before the Commission mutual personal grievances. BakerBotts unburies, before the Staff, the whole case again.

When both parties claim mutual grievances, where should be drawn the dividing line?

In the answer to the question: will the proposal, in any way, even remote, force the Company to address and or settle the alleged grievance(s) or special interest(s)?

In the present case, the answer is a clear no. Thus, the exclusion of the proposal under the rule of personal grievance and or special interest ought not be upheld by the Commission.

4- The letter of the Proponent of March 7, 2205 to ConocoPhillips proposes two confidence building steps for the withdrawal of the proposal:

4.1- ConocoPhillips current guidelines on Directors Qualification stress financial literacy. This has resulted in a Board that looks more like of a bank with oil and gas investments than with a Board a petroleum company. ConocoPhillips in the statement of opposition brings oil and gas, and financial literacy to the same level. It is a positive thing, but for it not to be just 'lip service' to proposal, the Proponent suggested ConocoPhillips' revision of Governance Guidelines to make this new thinking clear.

4.2- The payment that is asked for is not money "under the table". It is a legitimate payment that is due to the Proponent not as a shareholder, but as a past Phillips' employee. To fulfill what is just, is good ethics!

There is no "blackmail" in the aforesaid. ConocoPhillips is not being constrained in any way!

5- BakerBotts does not clarify what kind of power it has received from ConocoPhillips. Has the Board of ConocoPhillips delegated unconditional power or are the views of BakerBotts subject to ratification by ConocoPhillips?

The Proponent has asked this question to the Secretary of ConocoPhillips ( letter to the Commission of January 14, 2005, item 3)with no reply to date.

The question is relevant, if the Board of ConocoPhillips takes the view that the Proponent's letter of March 7, 2005 amounts to blackmail, the Proponent will recall the letter. And if the proposal is so unethical, the Proponent will consider recalling the proposal under evaluation, if permitted.

Please find attached six copies of this letter. A copy is being sent to ConocoPhillips and BakerBotts, L.L.P..

Very truly yours,



A. L. Quintas

Attachment: two pages

c.c.: Mr. J. J. Mulva r) Mrs. E. J. Lambeth, ConocoPhillips w/a
Mr. P. Whitman r) Mrs K. B. Rose, BakerBotts, L.L.P. w/a

António L: Quintas
Salgados
2640-577 Mafra
Portugal

July 25, 2002

Mr. J. J. Mulva
Chairman
Phillips Petroleum Company
Batlesville, OK 74004

Dear Mr. Mulva,

Thank you for the copy of the transcript of the May 6th Annual Meeting of Stockholders, which I received with a big delay through a German postal service.

I was very surprised to learn your asking if there was anybody to present my proposal. By my fax of May 3, 2002, I gave you advance notice that I would neither attend nor send a representative to the meeting, and asked you to read a statement, before the meeting, in support of my proposal and in defense of my person ( I confirmed with your secretary Linda, on Friday, May 3, 2002, that the fax was well receive and stressed its importance).

You also did not address the questions of my letter of April 30, 2002. The SEC rules and regulations did not forbid you. There was time. There were no questions made. As a matter of fact, the annual meeting is the correct forum for an open, frank, and meaningful understanding of relevant matters influencing the Company.

Mr. Mulva, do you have any explanation for the above?

Very truly yours,



A. L. Quintas

ALQ/pp/2002-4
File 10.1

Refuge. The report should also cover the financial costs of the plan and the expected return."

Supporting Statement:

"Ninety-five percent of Alaska's most promising oil-bearing lands are already open for development, but it is imperative that we continue to protect the wildlife, fish and wilderness that make up the rest of this invaluable part of our American heritage." — President Jimmy Carter (1995)

Once part of the largest intact wilderness area in the United States, the North Slope now hosts one of the world's largest industrial complexes. In fact, oil companies already have access to 95 percent of Alaska's North Slope. More than 1,500 miles of roads and pipelines and thousands of acres of industrial facilities sprawl over some 400 square miles of once pristine arctic tundra. Oil operations on the North Slope annually emit roughly 43,000 tons of nitrogen oxide and 100,000 metric tons of methane, emissions that contribute to smog, acid rain and global warming.

The Coastal Plain is the biological heart of the Refuge, to which the vast Porcupine River caribou herd migrates each spring to give birth. The Department of Interior has concluded that development in the Coastal Plain would result in major adverse impacts on the caribou population. According to biologists from the Alaska Department of Fish and Game, caribou inhabiting the oil fields do not thrive as well as members of the same herd that seldom encounter oil-related facilities.

The Coastal Plain is also the most important onshore denning area for the entire South Beaufort Sea polar bear population, and serves as crucial habitat for muskoxen and for at least 180 bird species that gather there for breeding, nesting and migratory activities.

Balanced against these priceless resources is the small potential for economically recoverable oil in the Coastal Plain. In fact, the most recent federal estimate predicted that only 3.2 billion barrels would be economically recoverable in the Coastal Plain — less than 6 months' worth of oil for the United States.

Vote YES for this proposal, which will improve our Company's reputation as a leader in environmentally responsible energy recovery."

**The Board of Directors unanimously recommends a vote AGAINST adoption of this proposal for the following reasons:**

This proposal would require a purely speculative report on the possible financial costs, expected returns and potential environmental damage that could result if the Company were to drill for oil and gas in the Coastal Plain of the Arctic National Wildlife Refuge ("ANWR"). ANWR is an area of approximately 19 million acres located on Alaska's northernmost coast. The Coastal Plain makes up about 1.5 million acres within ANWR, or approximately 8 percent. The Company does not own, and has never owned, any land or mineral interests in the Coastal Plain (or anywhere in ANWR), and is not currently pursuing acquisition of any rights in oil or gas exploration or production there. Furthermore, federal law prohibits the Company from exploring or drilling for oil and gas in the Coastal Plain. For these reasons, the report called for by this proposal would be entirely hypothetical and premature. The Board believes that preparing speculative reports on hypothetical exploration and drilling projects that, even if contemplated, would be impossible for the Company to conduct, is an inappropriate use of valuable corporate resources and would provide stockholders no useful information.

**PROPOSAL 3 - BY A STOCKHOLDER**

This proposal was submitted by Antonio L. Quintas, Salgados, 2640-577 Mafra, Portugal, whose stock ownership information the Company will promptly provide upon receiving an oral or written request.

"Chairman Mulva awoke Phillips from a lethargic period and reshaped the executive team to a higher level of statesmanship. Phillips is a bigger oil and gas company, but still occupies a modest place in the rank the world largest energy companies. This century will bring, no doubt, important changes to the way energy is produced and consumed. To assist with the gradual transformation of Phillips into one of the world's leading energy companies, it is requested to the Board of Directors an increase of three per cent of the annual basic salary of the Chairman and the other executive officers in future compensation agreements, for every position increase in the ranking of the world's largest energy companies, measured by their market value."

**The Board of Directors unanimously recommends a vote AGAINST adoption of this proposal for the following reasons:**

This proposal would deprive your Board of Directors and its Compensation Committee of the necessary authority to establish fair and appropriate executive compensation. The Board and the Compensation Committee strive to design compensation programs for Mr. Mulva and the other officers that reward strong performance, encourage greater achievement and are competitive with our industry peers. These compensation decisions result from careful consideration of pertinent criteria (described in the Compensation Committee Report appearing earlier in this Proxy Statement) and independent expert advice. These decisions are not, and should not be, based upon blind application of formulas or percentages of the sort suggested in the proposal, which are not designed to build long-term stockholder value, motivate executives or be competitive with our peers.

You also should understand that, in the Company's opinion, this proposal is in furtherance of the proponent's personal grievances against the Company. The Company terminated Mr. Quintas more than 11 years ago. Since then, Mr. Quintas has waged an extensive correspondence campaign with the Company's Board and senior executives. He also has submitted five previous proposals over the past six years, the last three of which dealt with executive compensation. The Company, with the Securities and Exchange Commission's concurrence, has excluded each of these proposals from its proxy materials because they related to the "redress of a personal grievance against the Company or any other person, or (was) designed to ... further a personal interest which is not shared by other stockholders at large." The Company believes the current proposal to be no different and intended solely to permit Mr. Quintas yet another opportunity to press his personal grievances with the Company's Management. You should vote against this proposal.

### OTHER MATTERS

The Company knows of no matters to be presented at the meeting other than those included in the Notice preceding this Proxy Statement. If other matters should come before the meeting that require a stockholder vote, the Company intends for the proxy holders to use their own discretion in voting on such other matters.

### DATE FOR RECEIPT OF STOCKHOLDER PROPOSALS

We must receive at the Company's executive offices in Bartlesville, Oklahoma, any stockholder proposals you intend to present at the 2003 Annual Meeting by November 29, 2002. Proposals received after that date will not be included in the Company's Proxy Statement and form of proxy for the 2003 Annual Meeting. When the merger with Conoco closes, Phillips will cease to be a publicly-held company, and will no longer solicit proxies or furnish a proxy statement.

By Order of the Board of Directors,



Dale J. Billam
Secretary

Bartlesville, Oklahoma 74004
April 1, 2002

## Annual Meeting Attendance


PHILLIPS
66

If you are a stockholder of record and plan to attend the Annual Meeting, please indicate this when you vote. **The lower portion of the Proxy Card will be your admission ticket. If you are a beneficial owner of Phillips common stock held by a broker, banker or other nominee, you will need proof of ownership to be admitted to the meeting.** A recent brokerage or benefit plan statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your Phillips common stock held in nominee name in person, you must get a written proxy in your name from the broker, bank or other nominee that holds your shares. **If you are an employee, your employee identification badge will serve as your admission ticket.**

Antonio L. Quintas
Rua da Escola, 3
Salgados
2640-577 Mafra
Portugal

March 21, 2005

Mr. J. J. Mulva
President and C.E.O.
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

Re: Proposal of shareholder A. L. Quintas to ConocoPhillips' 2005 Annual Meeting.

Dear Mr. Mulva:

1- In reference to the attachment, BakerBotts claims to the S.E.C. that I am blackmailing ConocoPhillips.

2- I don't know if this is just lwayer's rhetoric, or your view and that of the Board!

3- BakerBotts has unburied the whole case of my proposals to Phillips. In the past Phillips disparaged the writer; BakerBotts is following the same path.

4- The monetary settlement I asked for, like the request to be received by the Audit Committee, has been on for many years. It was opposed to the proposal made to me, by Phillips, while you were the President, to vice its own records, see attachment, and refused as unethical.

5- I don't what is or will be the S.E.C.'s position on the latest request of BakerBotts. However, I fear that in case the proposal in included in the proxy documents, ConocoPhillips either in writing or verbally at the meeting will follow BakerBott's lead.

6- In such case, I will withdraw the letter of March 7, 2005 to you, as well as the proposal. In other words, you decide, and I will accept. I don't like to called a 'blackmailer'. And, this is, at the moment, the best alternative.

Very truly yours,



A. L. Quintas

Attachment: three pages.

Employment Status:
Our offer to change our records to reflect you were laid off rather than discharged continues in effect until January 31, 1994. Additionally, our offer to pay you a monetary settlement equivalent to layoff pay plan benefits in effect at the time of our discussions also continues in effect until January 31, 1994. You will recall this represents a payment greater than layoff benefits which were in effect on October 29, 1990.

As we have discussed before, in exchange for full and complete settlement, Phillips requires a total and complete release of any and all claims which you have or may have in any way connected with your employment with Phillips. A release to that effect is provided for your signature and return.

This proposal of Phillips to resolve your employment status will expire at close of business January 31, 1994.

Very truly yours,



G.L. Shurtz

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